December 20, 2019

Dan Sztybel
Chief Executive Officer
Save Foods, Inc.
Habarzel 7
Tel Aviv, Israel 6971011

       Re: Save Foods, Inc.
           Amendment No. 2 to Form 10
           Filed December 11, 2019
           File No. 000-56100

Dear Mr. Sztybel:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 27, 2019 letter.

Amendment No. 2 to Form 10 filed December 11, 2019

Description of Registrant's Securities to be Registered, page 41

1. We note your response to our prior comment 2. Please clarify in your disclosure under
       "Description of Securities," to revise the phrase "or any other claim for which the federal courts have exclusive jurisdiction" in light of the fact that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 Dan Sztybel
Save Foods, Inc.
December 20, 2019
Page 2

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameDan Sztybel                             Sincerely,
Comapany NameSave Foods, Inc.
                                                          Division of
Corporation Finance
December 20, 2019 Page 2                                  Office of Life
Sciences
FirstName LastName